FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             For December 20, 2002

                       Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                (Translation of registrant's name into English)

                               110 Fulbourn Road
                               Cambridge CB1 4NJ
                                    England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                               INDEX TO EXHIBITS


Item
----
1.            Press release dated December 10, 2002
2.            Press release dated December 11, 2002
3.            Press release dated December 18, 2002

                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 20, 2002
                                         ARM HOLDINGS PLC


                                         By: /s/ Tim Score
                                             ---------------
                                         Name: Tim Score
                                         Title: Chief Financial Officer

                                                                         Item 1


                PARTHUSCEVA AND ARM COLLABORATE TO CREATE COMMON
                DEVELOPMENT ENVIRONMENT FOR HYBRID CPU/DSP-BASED
                                 SYSTEM-ON-CHIP

  Concurrent hardware and software development environment for hybrid CPU/DSP system-on-chip significantly reduces development cost, complexity and time-to-market for ASIC developers

SAN JOSE, CALIF. AND CAMBRIDGE, UK - Dec. 10, 2002 -- ParthusCeva, Inc., [(Nasdaq: PCVA); (LSE: PCV)], the industry's leading provider of licensable Digital Signal Processor (DSP) cores and solutions, and ARM, [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced a new and innovative development environment for their mutual customers. This development environment enables ASIC designers to combine ParthusCeva's DSP cores and the ARM(R) CPU cores - the two leading licensed processor cores in the industry - in multiple-core silicon products. Based around the ARM RealView(TM) development solution, this common development environment significantly reduces the development complexity, verification time and costs for such system-on-chip (SoC) designs.

Industry analyst Jim Turley commented, "The majority of new generation SoC designs will combine a CPU and DSP processor core in the same chip. Most developers have no experience using both, so developing and writing programs is an enormously complex task. This integrated development tool substantially eases the task, and will inevitably lead to better, more-reliable products faster. And it comes from the acknowledged leaders in RISC and DSP, respectively."

This ARM/ParthusCeva partnership enables hybrid RISC/DSP solutions to be emulated, debugged and optimized through a common development environment resulting in a significantly faster and simplified development process. The development environment offers a combined suite of tools using key components from the ARM RealView development solution including the ARM Integrator(TM) development platform, the ARM RealView Debugger(TM) and RealView Compilation tools plus ParthusCeva's Integrator platform-compatible Core Module Board and software support tools. This debugging environment enables concurrent software development and will limit expensive chip manufacturing that traditionally is required prior to verification and eventual ASIC production.

 "As a significant number of ARM core-based systems combine a hybrid of CPU and DSP cores, this common development environment with ParthusCeva will greatly reduce the development complexity and cost of these hybrid solutions and should further enhance the capabilities of the ARM architecture," said Tudor Brown, chief operating officer, ARM. "This partnership will enable ASIC developers to bring their products to market quickly and cost effectively."

"Hybrid solutions combining CPU and DSP cores are key to practically all new digital devices such as cellular phones, digital cameras, PDAs and a multitude of multimedia devices," said Gideon Wertheizer, EVP and chief technology officer, ParthusCeva. "Our mutual customers will greatly benefit from the two respective leaders in CPU and DSP cores offering the first real-time, multi-core development environment to ease what has traditionally been a very challenging development process."

The common development environment can be used for joint application development, as well as multi-core debugging including multi-core cross triggering, to be used in multi-processor configurations and multi-DSP environments. The environment is fully-compliant with the Advanced High-Performance Bus (AHB), now the heart of the AMBA(R) methodology, including burst mode and efficient data transfer. The system incorporates AHB bus master and slave configurations, enabling flexible software architecture where either the DSP or ARM processor can control the data transfer.

Peripheral boards can be mounted on the platform to handle additional functions such as video, audio, memory expansions or user hardware accelerators.

The development solution can be populated with various generations of ARM processors, including the ARM7(TM) and ARM9(TM) core families, alongside all members of ParthusCeva's Cores family including PalmDSPCore(R), Teak(R) and TeakLite(R) DSP Cores and the most recent addition, the XpertTeak(TM) sub-system. The tools suite can also be utilized independently of ARM developments for DSP application development.

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

o RealView compilation tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package

o RealView debug solution made up of the RealView Debugger product, RealViewICE(TM)emulator and RealView Trace(TM)module

o    Boards and platforms including the industry-proven Integrator family

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About ParthusCeva, Inc.

Headquartered in San Jose, with principal offices in Dublin, Ireland and Herzeliah, Israel, ParthusCeva (NASDAQ: PCVA; LSE: PCV) is a leading licensor of DSP and application-specific platform Intellectual Property (IP) to the semiconductor industry. ParthusCeva was created through the combination of Parthus Technologies plc, a leading provider of application-specific platform IP, and Ceva, formerly the licensing division of DSP Group, Inc.

                                      ENDS

PalmDSPCore, Teak, TeakLite and OakDSPCore are registered trademarks and SmartCores and XpertTeak are trademarks of ParthusCeva, Inc.

ARM and AMBA are registered trademarks of ARM Limited. ARM7, ARM9, Integrator, RealView, RealViewICE, RealView Debugger and RealViewTrace are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                    Contacts

ParthusCeva, Inc.                                   ARM
Barry Nolan                                         Michelle Spencer
VP Corporate Communications                         Global PR Manager
Tel : +1 408 514-2900 or +353 1 402 5700            Tel: +44 1628 427780

FD International
Deborah Ardern-Jones (US)
Tel : +1 212-850-5626

James Melville-Ross/ Ben Way (UK)
Tel : +44 20 7831 3113

Ruder Finn
Josh Shuman
Tel : +1 212-593-5886

ParthusCeva Safe Harbor Statement

This document contains "forward-looking statements", which are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Any statements that are not statements of historical fact (including, without limitation, statements to the effect that the company or its management "believes," "expects," "anticipates," "plans" and similar expressions) should be considered forward-looking statements. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include uncertainties relating to the ability of management to successfully integrate the operations of ParthusCeva and Ceva, uncertainties relating to the acceptance of our DSP cores and semiconductor intellectual property offerings, continuing or worsening weakness in our markets and those of our customers, quarterly variations in our results, and other uncertainties that are discussed in the registration statement on Form S-1 of ParthusCeva (formerly called Ceva, Inc.), on file with the U.S. Securities and Exchange Commission.

                                                                         Item 2



                   ARM FOUNDRY PROGRAM EXTENDS INTO KOREA AND
                        MALAYSIA WITH ANAM AND SILTERRA


CAMBRIDGE, UK - Dec. 11, 2002 -ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced that Anam Semiconductor and Silterra Malaysia Sdn. Bhd., have joined the ARM(R) Foundry Program. As part of their membership in the Program, Anam has licensed the ARM922T(TM) microprocessor core and Silterra has licensed the ARM7TDMI(R) microprocessor core.

Anam, based in Korea, and Silterra, based in Malaysia, are the first two foundries in their respective countries to join the ARM Foundry Program, thereby extending local ARM support in the Asia Pacific region. Anam and Silterra join existing ARM Foundry Partners TSMC, UMC, Chartered Semiconductor Manufacturing, Tower Semiconductor and AMI, as members in the Program, bringing the total number of Program members to seven.

"A growing number of semiconductor developers are looking to gain access to ARM technology in the most cost-effective and flexible manner possible," said Kevin Smith, Foundry Program Licensing manager, ARM. "Anam and Silterra offer these companies a flexible route to fabrication of ARM core-based SoC's through the ARM Foundry Program."

"In today's competitive environment, many customers are looking for more choices and greater flexibility for the design and manufacture of their products," said Victor Kwong, vice president of Design Solutions, Silterra. "As a member of the ARM Foundry Program, Silterra is able to offer the ARM processor core as the cornerstone of our Design Solutions initiative."

"Faster time to market is now a critical issue for many semiconductor design companies and to fulfil this requires partnerships to bring all necessary expertise under one roof," said, HeungJun Park, director of Design Services, Anam. "By working with the world leader in low-power 32-bit RISC microprocessor cores, we are able to offer leading technology and manufacturing facilities to our customers and together, help them get their products to market as smoothly as possible."

Availability

Cores from the respective foundries will be available at the end of Q4 2002.

About the ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip
(SoC) solutions. There are currently 49 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI core, the ARM922T core, the ARM946E(TM) core and the ARM1022E(TM) core through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry, and an OEM.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

                                     -ENDS-


ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM922T ARM946E and ARM1022E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; ARM France SAS; ARM China.

                                                                         Item 3


                    HCL TECHNOLOGIES JOINS ARM ATAP PROGRAM

       Expansion of design resources in India strengthens ARM's presence in Automotive, Networking and Consumer Electronics

NEW DELHI, INDIA AND CAMBRIDGE, UK - Dec. 18, 2002 - HCL Technologies (BSE:
HCLT), a leading Indian IT services provider, and ARM [(LSE: ARM); (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that HCLT has joined the ATAP(TM) program, the ARM(R) technology access program. HCL are the 37th Partner to join the program and brings the worldwide engineering resource to more than 3,550 engineers.

HCLT brings significant capability to the program in providing advanced system-on-chip (SoC) design services for customer-specific solutions that are based on the ARM microprocessor architecture. HCLT provides leading-edge solutions for the automotive, wireless, networking and consumer electronics markets. It has provided design resources for ARM core-based car navigation systems, body electronics, in-car infotainment and dashboard electronics. The company also has a strong presence in the avionics and handheld devices markets.

 "HCL Technologies has experience in the VLSI market and has already worked with ARM technology for a considerable length of time, delivering valuable SoC design services and support to their customers," said David Lewis, ATAP Program manger. "HCLT's membership in the ATAP program will enable us to further explore and realize the full potential of ARM technology in applications such as automotive, wireless, networking and consumer entertainment, where ARM's presence continues to grow."

"The adoption of the ARM architecture as an industry standard is gaining momentum and our customers expect us to provide a wider range of services to support their ARM core-based SoC designs," said Amitava Roy, executive vice president and head of Netcentric Technologies Division, HCLT. " Our partnership with ARM will enable us to meet these expectations by providing the resources to deliver greater value to our customers and reducing their time-to-market."

Technology solutions provided by HCLT also include high-end SoC design, integration and verification, high-speed board and Field Programmable Grid Array (FPGA) design, embedded software and complete system design. HCLT has a large portfolio of in-house IPRs for reusable software components that considerably reduce the time-to-market for prospective designers of ARM Powered(R) products.

About the ATAP Program

There are currently 37 Partners in the ATAP program, with a resource of more than 3,550 engineers available to work on ARM core-based SoC designs in the ATAP network. ATAP design Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA(R) interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ATAP program, please email info@arm.com or visit the ARM website.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About HCL Technologies

HCL Technologies, is one of India's preferred leading global IT services and product engineering companies, providing value-added, software-led IT solutions and services to Fortune 100 companies. With gross revenues of US 332.84 million for the year ending June 2002 and a delivery organization with over 6400 professionals, spread across 14 countries, in America, Asia-Pacific, Europe and Japan, HCL Technologies is among the top five software service providers in India.

HCL Technologies focuses on technology as well as R&D outsourcing, with the objective of working with clients in areas at the core of their business. The focus on such mission critical projects and the ability to provide services throughout the lifecycle of client products, from conceptualization to ongoing development and maintenance, enables HCL Technologies to build long-term relationships with customers. Together with its knowledge of embedded systems, core technologies and applications development expertise, HCL Technologies is positioned as a composite solutions provider, equipped to cater to diverse IT needs.

For more information visit the HCLT website at www.hcltech.com


                                      ENDS

ARM, ARM Powered and AMBA are registered trademarks of ARM Limited. ATAP is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holding plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Disclaimer: Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical facts, including those regarding growth in new business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "will," "can," "expect," "continue," "maintain," "should," "anticipate," "progressing," "believe" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Many factors could cause the Company's actual results to differ materially from those expressed in the forward-looking statements made by or on behalf of the Company including, without limitation, changes in our operating results, the effect of fluctuations in the economy, the impact of competitive products and services, the availability of qualified resources, the ability of us and our partners to develop and enhance products, and other risks detailed in the Company's Annual Report on Form 10K and other filings with the SEC.

HCL Technologies Ltd. contacts:

(1) Guru Grewal (Commercial)                    ARM PR contact:
Phone: 44 [0] 1628 581 325
Fax: 44 [0] 1628 777 566                        Michelle Spencer
Mobile: 44 [0] 7818 458 752                     Phone: 44 (0)1628 427780
Email: armservices@noida.hcltech.com            Mobile: 44 (0)7788 107966
                                                Email: michelle.spencer@arm.com
(2) Ashok Madaan (Technical)
Phone: 91 [120] 4534266
Fax: 91 [120] 4440155
Email: armservices@noida.hcltech.com